Amarillo Biosciences, Inc.

November 22, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Amarillo Biosciences, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Form 10-QSB for the Quarterly Period Ended March 31, 2006
Form 10-QSB for the Quarterly Period Ended June 30, 2006
File No. 000-20791

Dear Mr. Rosenberg:

We have received your letter dated November 9, 2006 and have reviewed the comments regarding your review of the above filings. Below you will find our explanations and proposed filing changes in response to your comments:

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 8A. Controls and Procedures, page 17

1.
As you disclosed that management has assessed the Company’s internal controls and as the Company’s accounting firm has issued an attestation report on that assessment, please provide all of the disclosures required by Items 308(a) and (b) of Regulation S-B.

Item 8A was incorrectly disclosed. For 2005, as a small business filer, Amarillo Biosciences, Inc. was not required to have an attestation report issued by its independent accounting firm on management’s assessment of the Company’s internal controls. In the amended Form 10-KSB, we will remove the sentence, “The Company’s accounting firm has issued an attestation report on the management’s assessment of the Company’s internal controls.” The final paragraph for Item 8A will read as follows: “Management has concluded that internal control over financial reporting was effective as of December 31, 2005. No material changes to the Company’s internal controls were made in 2005 and no material weaknesses in such controls were found.”

4134 Business Park Drive, Amarillo, Texas 79110 --- (806) 376-1741 --- Fax: (806) 376-9301 --- E: ABI@AmarBio.com

Amarillo Biosciences, Inc.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

2.
Please provide a report, revised by your auditors, that complies with AU Section 341.12, by stating that the recurring losses and need to raise additional funds raise “substantial” doubt about the Company’s ability to continue as a going concern.

In the amended Form 10-KSB, the Report of Independent Registered Public Accounting Firm will be revised by our auditors to state that the recurring losses and need to raise additional financing raise substantial doubt about the Company’s ability to continue as a going concern. The last paragraph of the report will read as follows: “As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and the need to raise additional financing in order to execute its 2006 Plan raise substantial doubt about its ability to continue as a going concern. (Management’s plans as to these matters are also described in Note 1.) The 2005 financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

Notes to Consolidated Financial Statements, page F-6

1. Organization and Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

Federal Research Grant, page F-8

3.
Please tell us why it is appropriate to recognize these funds when received and to expense them when payment is made to the sub-contractors. In so doing, please revise your disclosures to clarify when the services are performed and how that timing is consistent with when you recognize the revenue and expense.

In the amended Form 10-KSB, we will clarify the note to better disclose how revenues and expenses are recorded. There is no change in the accounting policy. The paragraph will read as follows: “On May 2, 2005, the Company was awarded a research grant through the National Institute of Health, Small Business Innovation Research Program in the amount of $104,372. Ohio State University was sub-contracted by the Company to perform the research associated with this grant.  Grant funds are dispersed electronically by the U.S. Department of Health & Human Services Program Support Center, Financial Management Service, Division of Payment Management (DPM) to Amarillo Biosciences, Inc.. Amarillo Biosciences, Inc. requests the funds from the DPM for Ohio State University upon Ohio State University’s request, after completion of research performed.  Revenue from federal grants and research costs paid to Ohio State University are recorded upon disbursement of funds by the DPM and payment of those funds to Ohio State University. This grant and the Ohio State University contract are expected to be completed in the second quarter of 2006.”

4134 Business Park Drive, Amarillo, Texas 79110 --- (806) 376-1741 --- Fax: (806) 376-9301 --- E: ABI@AmarBio.com

Amarillo Biosciences, Inc.

Stock Options, page F-9

4.
Page 14 indicates that you issued shares to consultants for services and page F-14 indicates that the Director Plan allows options to be granted to outside scientific advisors. Please disclose your policy to account for the issuance of equity instruments to non-employees, the amount of expense recognized for these instruments in each period presented and the method and assumptions used determining the amount of that expense.

In the amended Form 10-KSB, we will expand the notes to disclose the accounting policy for the issuance of equity instruments to non-employees, the amount of expense recognized in 2005 and 2004 for these issuances and the methods and assumptions used in determining the amount of expense recognized. On page F-9, the sentence, “Stock based compensation.” will be removed from the beginning of the first paragraph. A new paragraph will be added to the end of the stock options note (rolls over onto page F-10). This paragraph will read as follows: “The Company also issues stock options to outside directors, consultants, and scientific advisors in exchange for services. The Company accounts for stock options issued to third parties for services under the provisions of FASB Statement No.123, accounting for stock based compensation, using the same assumptions as listed above.” In addition, a new sentence will be added to the end of the second paragraph on page F-14 (Note 8. Stock Options and Warrants). The new sentence will read as follows: “During 2005 and 2004 the Company did not recognize any expense for stock options issued to directors, consultants, and scientific advisors.” Note 7 as previously filed discloses the Company’s accounting policy for shares issued to third parties for services rendered.

12. Related Party Transactions, page F-15

5.	Please provide the disclosures required by paragraphs 2(c) of SFAS 57 about the formulations supplied to the Company by its largest shareholder, HBL.

In the amended Form10-KSB, we will expand the note to include the required disclosures of paragraphs 2(c) of SFAS 57. We will add the sentences to the end of the first paragraph, “During 2005 and 2004 the Company purchased $2,410 and $4,760 of interferon alpha and other products, respectively, from HBL. At December 31, 2005 and 2004 the Company did not have any outstanding amounts owed to HBL for purchases of interferon alpha or other products.” The paragraph will read as follows: “The Company has relied significantly on HBL, the largest shareholder of the Company, for a substantial portion of its capital requirements. Pursuant to the Development Agreement described at Item 1 of Part 1 above, HBL advanced $9,000,000 for funding of research. In addition, HBL has purchased substantial amounts of the Company’s common stock from time to time, to the point where it now owns 17% of the issued and outstanding shares of common stock of the Company. HBL loaned $1 million to the Company on November 30, 1999 and an additional $1 million on February 29, 2000, both loans bearing interest at 4.5% per annum. The November 30, 1999 loan has been extended until December 2006 and extension of the February 29, 2000 loan is under discussion. The aggregate balance on both notes at December 31, 2005, including principal and accrued interest, was $2,510,701.

4134 Business Park Drive, Amarillo, Texas 79110 --- (806) 376-1741 --- Fax: (806) 376-9301 --- E: ABI@AmarBio.com

Amarillo Biosciences, Inc.

In addition to the above, HBL and the Company are parties to various license and manufacturing and supply agreements pursuant to which the Company licenses certain technology to or from HBL. HBL supplies formulations of its interferon alpha and other products to the Company at contractual prices. During 2005 and 2004 the Company purchased $2,410 and $4,760 of interferon alpha and other products from HBL, respectively. At December 31, 2005 and 2004 the Company did not have any outstanding invoices owed to HBL for purchases of interferon alpha or other products.”

Exhibit 31-1 - Rule 13a-14(a)/15d-14(a) Certification

6.	Please amend your Form 10-KSB and your Forms 10-QSB for March 31 and June 30, 2006 to provide certifications in the form required by Item 601(b)(31) of Regulation S-B.

Exhibit 31-1 will be amended to the following format for the amended Form 10-KSB and the amended Forms 10-QSB for March 31 and June 30, 2006. The new format is as follows:

EXHIBIT 31.1

FORM OF CERTIFICATION

PURSUANT TO RULE 13a-14 AND 15d-14

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

CERTIFICATION

I, Joseph M. Cummins, certify that:

1. I have reviewed this report on Form 10-KSB (or Form 10-QSB) of Amarillo Biosciences, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

4134 Business Park Drive, Amarillo, Texas 79110 --- (806) 376-1741 --- Fax: (806) 376-9301 --- E: ABI@AmarBio.com

Amarillo Biosciences, Inc.

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 11, 2006	/s/ Joseph M. Cummins
Name: Joseph M. Cummins
Title: President and Chief Executive Officer
and Chief Financial Officer

* * * *

4134 Business Park Drive, Amarillo, Texas 79110 --- (806) 376-1741 --- Fax: (806) 376-9301 --- E: ABI@AmarBio.com

Amarillo Biosciences, Inc.

We also acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a letter of approval of our responses for our files. Upon receipt of your letter of approval we will proceed with the amended filings of Form 10-KSB for the Fiscal Year Ended December 31, 2005, Form 10-QSB for the Quarterly Period Ended March 31, 2006, and Form 10-QSB for the Quarterly Period Ended June 30, 2006, within ten business days of receipt of your approval. If you have any further questions, please contact Gary Coy, Vice President and Chief Financial Officer, at (512) 264-3076 or Brianne Braudt, Accounting Manager, at (806) 376-1741 x16.

Sincerely,

/s/ Joseph M. Cummins

Joseph M. Cummins
President and Chief Executive Officer
Amarillo Biosciences, Inc.

4134 Business Park Drive, Amarillo, Texas 79110 --- (806) 376-1741 --- Fax: (806) 376-9301 --- E: ABI@AmarBio.com